SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.3)

                      Citizens First Financial Corporation
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                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)
                                    174623108
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE, ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 4 pages)

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CUSIP No. 174623108                       13D         Page 2 of 4 Pages
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=======================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                JANA PARTNERS LLC
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|

                                                             (b) |_|
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     3  SEC USE ONLY
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     4  SOURCE OF FUNDS*
                                       WC
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     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    119,435
  OWNED BY
    EACH
 REPORTING
PERSON WITH    --------------------------------------------------------
                   8      SHARED VOTING POWER
                                  -0-
               --------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                119,435
               --------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                  -0-
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                119,435
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         |_|
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  8.1%
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     14        TYPE OF REPORTING PERSON*
                                   IA
=========================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!*

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CUSIP No. 174623108                       13D         Page 3 of 4 Pages
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The following constitutes Amendment #3 to the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 4.     Purpose of Transaction.
            ----------------------

A letter from Barry Rosenstein of JANA Partners LLC to the Board of Directors of the Company, dated December 2, 2002, is attached hereto as an Exhibit 1. Certain matters discussed therein may constitute a plan or proposal under subparagraphs
(a)-(j) of Item 4 of Schedule 13D.

JANA Partners LLC purchased the Shares based on its belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares of Common Stock at prices that would make the purchase of additional Shares desirable, the Reporting Person may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as set forth above and in Exhibit 1, neither the Reporting Person nor the Principals has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.


Item 7.     Material to be Filed as Exhibits.
            --------------------------------

     1. Letter dated December 2, 2002 to The Board of Directors of Citizens First Financial Corp.

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CUSIP No. 174623108                       13D         Page 4 of 4 Pages
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                                   SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 2, 2002                          JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein

                                                    -------------------
                                                    Barry S. Rosenstein
                                                    Managing Partner



                                          By:   /s/ Gary Claar

                                                    -------------------
                                                    Gary Claar
                                                    Managing Director

                                                                       Exhibit 1



                               JANA Partners, L.P.
                               536 Pacific Avenue
                             San Francisco, CA 94133
                             Telephone: 415-989-7770
                                Fax: 415-989-8001





December 2, 2002



The Board of Directors
c/o Mr. William Landefeld
President and CEO
Citizens First Financial Corp.
2101 North Veterans Parkway
Bloomington, IL  61704



Dear Mr. Landefeld:

JANA Partners LLC and its affiliated entities currently own 119,435 shares or 8.1% of the outstanding common stock of Citizen's First Financial Corp. ("Citizen's First"). As we discussed this morning, we are writing to you to clarify our views with respect to the performance and strategic direction of the company. As a result of our meeting with you last month, we have concluded that it is the fiduciary duty of the company, its management and its Board of Directors' to take certain actions to maximize shareholder value. Allow me to elaborate.

Although the 1996 mutual conversion of Citizen's First remains a success, the company now appears destined to languish in the public market unless and until its strategic direction is changed. The independent "hometown banker" approach of Citizen's First has ceased to demonstrate competitive results. As measured in several ways, the company's performance (both growth and profitability) is sub-par. We note the following peer group comparison from the June 30, 2002 Uniform Bank Performance Report:



-------------------------------------------------------------------------------------------------------------
                                                  Citizen's First       Percentile as Compared to Peers
                                                  ---------------       -------------------------------
Earnings as a percent of average assets                0.84%                        40th
Net interest income to average earned assets           3.46%                        38th
Annual growth of assets                                3.82%                        16th
-------------------------------------------------------------------------------------------------------------



Citizen's First stock has become a poor performer as well, remaining below the $22 price seen in 1998. While the Company's current stock price represents a 0.9 times multiple of book value, its peer group's average multiple of book value is above 1.5 times.

Without a doubt, Citizen's First would be better off in the hands of a larger financial institution that can better compete for deposits and loans and better leverage corporate overhead than a five-branch public company currently can. As a point of fact, Citizen's First's operating expenses as a percentage net interest income are 71% vs. an industry average for larger banks of 53%(1). The alternative -- remaining a competitively-challenged, independent micro-cap company - is patently contrary to the best interests of the company's owners. You should be aware that we have spoken with certain of your larger shareholders, all of whom agree with these views.

We are aware of several companies who would be interested in acquiring Citizen's First. Comparable recent transactions(2), suggest the company could be sold for about 1.4-1.5 times book value. However, we believe the company would fetch a significant premium to this average for the following reasons: (i) a strategic buyer most probably could achieve profitability closer to industry norms (1% ROA; 10% ROE) with your five branches almost immediately; and (ii) Bloomington/Normal has significantly better population growth and job growth compared to state-wide averages, according to census data. Accordingly, we expect the company's strategic value is 1.7-2.0 times book value, or about $35-40 per share, a phenomenal premium over today's market price.

Our decision to write to you was prompted by our meeting with you in San Francisco whereupon you disclosed that you had no intention of selling the company, notwithstanding the compelling reasons for doing so. You indicated that even if greater than 50% of your shareholders requested this event it would be unlikely to affect your thinking. You pointed to the company's protectionist corporate governance armaments, such as the 80% supermajority provision. We do not understand how such a self-interested posture is consistent with your fiduciary duties as a director and officer of a public company, nor with capitalist spirit. Particularly in the current environment of corporate and director scrutiny, all directors of the Company are responsible for conducting themselves as fiduciaries both collectively and personally.

Our subsequent phone conversation with you provided us with little additional comfort; in fact, we are further concerned with your stated intention of making acquisitions in order to increase the assets of the bank. There is no evidence based upon the Company's history to suggest that the Company can earn an attractive return on such assets. Also, given that the Company's stock trades below book value, any acquisition above its current trading multiple will be immediately dilutive. Finally, having spoken with certain knowledgeable people in your industry, the prevailing view is that it will be easier to sell a $300 million asset bank versus a $500 million asset bank.


-----------------------
(1)  Forbes, November 25, 2002, page 136.
(2)  Recent Illinois Thrift Mergers


------------------------------------------------------------------------------------------------
       Year                # Transactions           Price/Book             Deposit Premium
       1999                      4                    1.41x                     6.5%
       2000                      2                    1.51x                     3.7%
       2001                      4                    1.48x                     8.7%
       2002                      1                    1.13x                     4.7%
      Average                                         1.43x                     5.9%
------------------------------------------------------------------------------------------------

Sources: Kankakee Bancorp, Inc. April 2002 proxy statement and thrift M&A research reports in 2002.


Accordingly, we request that you promptly engage a credible investment banking firm to conduct a fair and public auction to sell the company to the highest bidder. We also request that we be allowed to name an independent shareholder representative to the company's Board of Directors in order to assist in such process. Third, naturally, we encourage the company to continue buying back its stock and request that you capitalize on such opportunities to the maximum allowable extent. Lastly, to demonstrate our belief that the company is undervalued, we would consider participating as a bidder for the company at a price well above the current stock price. Based upon our capital base (which I can assure you exceeds the company's market capitalization by a factor of many times), relationships within the financial community, reputation and experience, we are confident of our ability to finance an acquisition.

We hope to work with you amicably and constructively on these matters. We also are open to discussing further your strategic plans for Citizen's First. However, if this proves unproductive, we will have no choice but to consider all alternatives available to us including, but not limited to, communicating directly with other shareholders via proxy or tender offer. As always, I welcome your phone call to discuss these matters further. You may reach me at my office at (415) 989-7770.

Sincerely,



Barry Rosenstein
Managing Partner

BR/hk
Cc:  Lowell Thompson
     Dallas Smiley
     Richard Becker
     Carl Borngasser, Jr.
     Harold Hoeferle
     Martin Hogan
     Arthur Mier
     Ronald Wells